

October 3, 2014

Via Email
Nimrod Madar
President and Chief Executive Officer
GlassesOff Inc.
5 Jabotinski St. POB 12
Ramat Gan 5252006 Israel

    Re: **GlassesOff Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed September 19, 2014
        File No. 333-197807

Dear Mr. Madar:

We have reviewed your response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2014.

General

1.   In response to prior comment 1, you state in your letter dated September 29, 2014 that "it is possible that, at some time in the future, the selling stockholders may be able to avail themselves of the Rule 144 safe harbor." You have not referenced any controlling precedent or authority that supports a conclusion that Rule 144 could be used by the selling stockholders to dispose of unsold shares they receive from the company pursuant to the equity line agreement. The selling stockholders are underwriters for the shares that they acquire under the equity line agreement, and will continue to be underwriters until they dispose of the securities they obtain under that agreement. Underwriters are not able to dispose of distribution shares under Rule 144. Additionally, please be aware of the preliminary note to Rule 144 which indicates that the safe harbor is not available to any transaction or series of transactions that, although in technical compliance with Rule 144, is a part of a plan or scheme to evade the registration requirements of the Act. Please confirm your understanding.

   You may contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

         Sincerely,

         /s/ Mark P. Shuman

         Mark P. Shuman
         Branch Chief – Legal

cc: <u>Via Email</u>
   Robert L. Grossman, Esq.
   Greenberg Traurig, P.A.